

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 048, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 048, LLC**
> **Offering Statement on Form 1-A**
> **Filed March 4, 2021**
> **File No. 024-11476**

Dear Mr. Goldstein:

　　We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A Filed March 4, 2021

General

1.　　Please add disclosure regarding Masterworks' qualification rights that have been added as Section 8.20 of your LLC Agreement.

　　We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which

Joshua Goldstein
Masterworks 048, LLC
March 29, 2021
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.